Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

ARMO BIOSCIENCES, INC.

at

$50.00 Per Share, Net in Cash

by

BLUEGILL ACQUISITION CORPORATION,

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JUNE 21, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 9, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among ARMO, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ARMO pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with ARMO continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Lilly or Purchaser at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”). The Offer is also subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of ARMO (the “ARMO Board”) has unanimously: (i) determined that the Offer, the Merger and the transactions contemplated thereby (collectively, the “Transactions”) are fair to and in the best interests of ARMO and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by ARMO of the Merger Agreement and the consummation by ARMO of the

Transactions, (iii) declared the Merger Agreement and the Transactions advisable, (iv) recommended that ARMO’s stockholders tender their Shares in the Offer and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-866-695-6078

Via Email: ARMO@GEORGESON.COM

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning ARMO contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Lilly and Purchaser by ARMO or has been taken from, or is based upon, publicly available documents or records of ARMO on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Lilly and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the issued and outstanding shares of common stock, par value $0.0001 per share, of ARMO.

Price Offered Per Share	$50.00, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute past 11:59 P.M., Eastern time, on June 21, 2018, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Bluegill Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company.

ARMO Board Recommendation:	The ARMO Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Bluegill Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly, which was formed solely for the purpose of facilitating an acquisition of ARMO by Lilly, is offering to buy all Shares at a price per share of $50.00, net to the seller in cash, without interest and less any applicable tax withholding. Purchaser is a wholly-owned subsidiary of Lilly. The mission of Lilly’s human pharmaceutical business is to make medicines that help people live longer, healthier, more active lives. Lilly’s vision is to make a significant contribution to humanity by improving global health in the 21st century. Most of the products Lilly sells today were discovered or developed by its own scientists, and its success depends to a great extent on its ability to continue to discover, develop, and bring to market innovative new medicines.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Lilly. We use the term “Purchaser” to refer to Bluegill Acquisition Corporation alone, the term “Lilly” to refer to Eli Lilly and Company alone and the term “ARMO” to refer to ARMO BioSciences, Inc.

See Section 8 – “Certain Information Concerning Lilly and Purchaser.”

i

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, ARMO. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, ARMO will become a subsidiary of Lilly. In addition, we intend to cause the Shares to be delisted from The Nasdaq Stock Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. ARMO, Lilly and Purchaser have entered into an Agreement and Plan of Merger, dated May 9, 2018 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into ARMO, with ARMO surviving such merger as a subsidiary of Lilly if the Offer is completed (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. See Section 5 – “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $1.65 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. Lilly has or will have, available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Lilly’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Lilly or Purchaser, would represent a majority of Shares outstanding as of immediately following the consummation of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 P.M., Eastern time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means June 21, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

(i) if any Offer Condition (as defined in Section 15 – “Conditions of the Offer”) other than the Minimum Tender Condition has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and ARMO may agree), until such time as such conditions have been satisfied or waived;

(ii) Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff thereof or Nasdaq applicable to the Offer; and

(iii) if each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by ARMO, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed between ARMO and Lilly); provided that ARMO may not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than three occasions.

In each case, Purchaser shall not, and is not required to extend the Offer beyond the Outside Date, without ARMO’s consent. The “Outside Date” means November 9, 2018, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of ARMO.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;

•	the Antitrust Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”);

•	the accuracy of ARMO’s representations and warranties set forth in the Merger Agreement, and the performance of ARMO’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition preventing or prohibiting the consummation of the Offer or the Merger shall be in effect.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the

Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, ARMO stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for ARMO stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. ARMO stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 p.m., Eastern time, on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 22, 2018, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

v

Has the Offer been approved by the Board of Directors of ARMO?

Yes. The ARMO Board has unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to and in the best interests of ARMO and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by ARMO of the Merger Agreement and the consummation by ARMO of the Transactions, (iii) declared the Merger Agreement and the Transactions advisable, (iv) recommended that ARMO’s stockholders tender their Shares in the Offer and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

More complete descriptions of the reasons for the ARMO Board’s recommendation and approval of the Offer are set forth in ARMO’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will ARMO continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, ARMO will be a wholly-owned subsidiary of Lilly. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of ARMO’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•	an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•	immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•	each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of ARMO’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Lilly or Purchaser at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount equal to the Merger Consideration (as defined below).

If the Merger is completed, ARMO’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of ARMO’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and ARMO will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options issued by ARMO. Holders of outstanding vested but unexercised stock options issued by ARMO may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of ARMO and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option (other than rights under ARMO’s 2018 Employee Stock Purchase Plan), each stock option that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be canceled and each holder of such stock option will be entitled to receive an amount of cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Shares underlying such stock option by (ii) the number of Shares subject to such stock option. Any such option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On May 9, 2018, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $29.82 per Share. On May 22, 2018, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $49.85 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into a Tender and Support Agreement with the Supporting Stockholders (both terms as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement”), which provides, among other things, that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreement also provides that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Tender and Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreement by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of ARMO pursuant to the terms of the Merger Agreement.

The Supporting Stockholders collectively beneficially owned, in the aggregate, 10,815,051 Shares (or approximately 35.6% of all Shares outstanding as of May 18, 2018).

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at 1-866-695-6078. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 9, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among ARMO, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ARMO pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with ARMO continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Lilly or Purchaser at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The ARMO Board has unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to and in the best interests of ARMO and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by ARMO of the Merger Agreement and the consummation by ARMO of the Transactions, (iii) declared the Merger Agreement and the Transactions advisable, (iv) recommended that ARMO’s stockholders tender their Shares in the Offer (such recommendation, the “ARMO Board Recommendation”) and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

More complete descriptions of the ARMO Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in ARMO’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined above in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement”). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

ARMO has advised Lilly that Centerview Partners LLC (“Centerview”), financial advisor to ARMO, rendered its opinion to the ARMO Board, and the ARMO Board has received such opinion, that, as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price of $50.00 per share to be paid to the holders of the Shares (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Lilly or Purchaser at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares), pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview, dated May 9, 2018, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex A to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares validly tendered prior to one minute past 11:59 p.m., Eastern time, on the Expiration Date and not properly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

(i) if any Offer Condition other than the Minimum Tender Condition has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and ARMO may agree), until such time as such conditions have been satisfied or waived;

(ii) Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff thereof or The Nasdaq Stock Market (“Nasdaq”) applicable to the Offer; and

(iii) if each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by ARMO, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed between ARMO and Lilly); provided that ARMO shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than three occasions.

In each case, Purchaser shall not, and is not required to extend the Offer beyond the Outside Date, without ARMO’s consent. The “Outside Date” means November 9, 2018, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that ARMO’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to:

(i) reduce the number of Shares subject to the Offer;

(ii) reduce the Offer Price;

(iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition (as defined in Section 11 – “The Merger Agreement Other Agreements – Merger Agreement”);

(iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

(v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date of the Offer;

(vi) change the form or terms of consideration payable in the Offer;

(vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

(viii) provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Purchaser and Lilly may not waive the Minimum Tender Condition or the Termination Condition.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at one minute past 11:59 p.m., Eastern time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, Lilly or ARMO may terminate the Merger Agreement.

ARMO has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after expiration of the Offer (which shall be the business day after expiration of the Offer absent extenuating circumstances and, in any event, shall not be more than three business days after expiration of the Offer). Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, ARMO stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., Eastern time, on the Expiration Date. In addition, for ARMO stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern time, on the Expiration Date. ARMO stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such

Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of ARMO’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of ARMO.

Options. The Offer is being made only for Shares, and not for outstanding stock options issued by ARMO. Holders of outstanding vested but unexercised stock options issued by ARMO may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of ARMO and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Employee Stock Purchase Plan. The Offer is being made only for Shares, and therefore participants in ARMO’s 2018 Employee Stock Purchase Plan (the “ARMO ESPP”) may participate in the Offer only to the extent that the amounts accrued in a participant’s account are used to purchase Shares from ARMO pursuant to the terms of the Merger Agreement and the ARMO ESPP and such Shares are issued prior to the expiration of the Offer. When a participant receives Shares purchased from ARMO under the ARMO ESPP, the participant must comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the ESPP.

Information Reporting and Backup Withholding. Payments made to stockholders of ARMO in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 22, 2018, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of its particular circumstances, or that may apply to U.S. Holders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return to the applicable withholding agent a properly completed and executed IRS Form W-9, certifying that such U.S. holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “ARMO.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ended December 31, 2018
Second Quarter (through May 22, 2018)	$49.98	$25.10
First Quarter (from January 26, 2018)*	$57.19	$27.00

*	On January 26, 2018, ARMO closed its initial public offering of the Shares at $17.00 per Share. There was no trading of the Shares prior to that date.

On May 9, 2018, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $29.82 per Share. On May 22, 2018, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $49.85 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

ARMO has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.	Certain Information Concerning ARMO

The summary information set forth below is qualified in its entirety by reference to ARMO’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Lilly nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Lilly nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning ARMO, whether furnished by ARMO or contained in such filings, or for any failure by ARMO to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Lilly or Purchaser.

General. ARMO is a Delaware corporation and a late-stage immuno-oncology company that is developing a pipeline of novel, proprietary product candidates that activate the immune system of cancer patients to recognize and eradicate tumors. The address of ARMO’s principal executive offices and ARMO’s phone number at its principal executive offices are as set forth below:

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

Additional Information. The Shares are registered under the Exchange Act. Accordingly, ARMO is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ARMO’s directors and officers, their compensation, stock options granted to them, the principal holders of ARMO’s securities, any material interests of such persons in transactions with ARMO and other matters was disclosed in ARMO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. Such information also will be available in the Schedule 14D-9. Such reports and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E.,

Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including ARMO, that file electronically with the SEC.

8.	Certain Information Concerning Lilly and Purchaser

The summary information set forth below is qualified in its entirety by reference to Lilly’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

Purchaser is a Delaware corporation and wholly-owned subsidiary of Lilly, and was formed solely for the purpose of facilitating an acquisition by Lilly. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into ARMO and will cease to exist, with ARMO surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Bluegill Acquisition Corporation

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

Lilly was incorporated in 1901 in Indiana to succeed to the drug manufacturing business founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. Lilly discovers, develops, manufactures, and markets products in two business segments – human pharmaceutical products and animal health products. The mission of Lilly’s human pharmaceutical business is to make medicines that help people live longer, healthier, more active lives. Lilly’s vision is to make a significant contribution to humanity by improving global health in the 21st century. Most of the products Lilly sells today were discovered or developed by its own scientists, and its success depends to a great extent on its ability to continue to discover, develop, and bring to market innovative new medicines. Lilly manufactures and distributes its products through facilities in the United States, Puerto Rico, and 14 other countries. Lilly products are sold in approximately 125 countries. The business address and business telephone number of Lilly are as set forth below:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and Lilly and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Lilly, or, to the best knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of May 22, 2018, none of Lilly, Purchaser or their respective affiliates owned any Shares directly.

Lilly owns a non-controlling limited partnership interest, which represents approximately 10.9% of the economic interest, in LAV Biosciences Fund IV, L.P., which, as of May 4, 2018, owned 794,861 Shares (or approximately 2.7% of the outstanding capital stock of ARMO). Lilly expressly disclaims beneficial ownership of all Shares owned by such fund.

Lilly owns a non-controlling limited partnership interest, which represents approximately 45% of the economic interest, in INext Fund, L.P., a fund of funds that owns non-controlling limited partnership interests in investment funds that own Shares, including a non-controlling limited partnership interest in OrbiMed Private Investments IV, L.P., which is a Supporting Stockholder (as defined below). OrbiMed Private Investments IV, L.P.’s investment in the Shares represented approximately 2.7% of the INext Fund, L.P. portfolio as of September 30, 2017, the most recent available date. Lilly expressly disclaims beneficial ownership of all Shares owned by such funds.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of ARMO; (ii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of ARMO during the past 60 days; (iii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ARMO (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ARMO or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ARMO or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Lilly is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Lilly’s directors and officers, information as of particular dates concerning the principal holders of Lilly’s securities and any material interests of such persons in transactions with Lilly. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to ARMO in Section 7 – “Certain Information Concerning ARMO.”

9.	Source and Amount of Funds

We estimate that we will need approximately $1.65 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. Lilly has, or will have, available to it, through a variety of sources, including cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with ARMO

Background of the Offer

The following is a description of contacts between representatives of Lilly and representatives of ARMO that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of ARMO’s additional activities, please refer to the Schedule 14D-9 that will be filed by ARMO with the SEC and mailed to ARMO stockholders.

In the ordinary course of business and to supplement its research and development activities, Lilly regularly evaluates business development opportunities, including strategic acquisitions and licensing and partnership opportunities. In March 2018, Lilly’s senior management and employees focused on business development began evaluating a transaction with ARMO as one of the many potential opportunities considered and monitored by Lilly on a regular basis.

On March 16, 2018, Mr. Herb Cross, Chief Financial Officer of ARMO and Mr. Musil, Vice President, Corporate Development of ARMO and representatives of Lilly had a telephone conference call to discuss Lilly’s interest in a strategic transaction involving ARMO. The representatives of Lilly indicated that they had a high level of interest in pursuing a strategic transaction with ARMO and requested that ARMO send a non-disclosure agreement. Mr. Musil sent a proposed non-disclosure agreement to Lilly on March 16, 2018.

Following negotiations between ARMO and Lilly, on March 19, 2018, ARMO and Lilly entered into the Non-Disclosure Agreement, which included customary standstill provisions. Lilly was granted access to ARMO’s data room on March 20, 2018. A telephone conference call between Lilly and ARMO management was scheduled for March 21, 2018.

On March 21, 2018, Dr. Van Vlasselaer, Dr. Leveque, Chief Medical Officer of ARMO, Dr. Oft, Senior Vice President of Translational Medicine, and Messrs. Cross and Musil held a conference call with representatives of Lilly to provide a corporate presentation and business update.

On March 26, 2018, a representative of Centerview Partners LLP (“Centerview”), ARMO’s financial advisor in connection with the Transactions, had a telephone call with a representative of Lilly to discuss next steps on exploring a potential strategic transaction.

Between March 29, 2018 and May 9, 2018, representatives of ARMO’s management team and members of Lilly’s business development and research and development teams arranged multiple telephone conference calls and site visits to discuss ARMO’s pre-clinical and clinical programs, manufacturing processes, intellectual property portfolio, corporate due diligence and other various due diligence matters.

On the morning of April 2, 2018, ARMO issued a press release announcing its results of operations for the fiscal year ended December 31, 2017. On April 2, 2018, following the press release, the closing price per Share was $37.56.

On April 13, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil held a telephone conference call with Darren Carroll, Lilly’s Senior Vice President of Corporate Business Development, and Timothy Dolan, a Vice President, Corporate Business Development of Lilly, during which Messrs. Carroll and Dolan verbally indicated that Lilly would be willing to make an all-cash offer of $55.00 per Share for ARMO, which verbal indication would be followed by a written offer.

Also on April 13, 2018, Lilly delivered to ARMO in writing a preliminary, non-binding indication of interest regarding an acquisition of ARMO with an all-cash price per share of $55.00, which indication was subject to the satisfaction of certain conditions, the confirmation of certain assumptions, and was subject to further due diligence (the “Initial Offer”). There were no financing contingencies associated with the Initial Offer. Following receipt of the Initial Offer, Dr. Van Vlasselaer sent the Initial Offer to the ARMO Board for its consideration. On April 13, 2016, Dr. Van Vlasselaer informed Mr. Carroll via email correspondence that ARMO’s management would inform the ARMO Board as to the offer so that the ARMO Board could determine whether proceeding with negotiations in respect of the Initial Offer would be in the best interests of ARMO and its stockholders. The closing price per Share on April 13, 2018 was $28.86.

On April 15, 2018, Centerview telephonically informed Credit Suisse, Lilly’s financial advisor for the Transactions, that ARMO was willing to proceed based on the Initial Offer, subject to Lilly’s willingness not to require exclusivity.

On April 16, 2018, a large pharmaceutical company released positive pivotal results from a late-stage clinical trial for an oncology product in ARMO’s competitive landscape. The closing price per Share on April 16, 2018 was $29.16.

On April 22, 2018, Centerview provided to Lilly an initial draft of the Merger Agreement drafted by Gunderon Dettmer Stough Villeneuve Franklin & Hachigian, LLP, ARMO’s outside legal counsel (“Gunderson”).

On April 27, 2018, Lilly’s counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell”), sent a revised draft of the Merger Agreement to Gunderson. During the period from April 27, 2018 to May 9, 2018, Gunderson and Wachtell conducted a number of telephone conference calls and exchanged drafts of the Merger Agreement, during which they negotiated the terms and conditions of the Merger Agreement.

On May 4, 2018, Dr. Van Vlasselaer and Messrs. Cross and Musil had a telephone conference call with Messrs. Carroll and Dolan to discuss the Initial Offer. Messrs. Carroll and Dolan indicated that, based on the completion of Lilly’s due diligence to date and Lilly’s plan for the development of ARMO’s products, the price per Share offered would be below $55.00, but declined to provide further information. The closing price per Share on May 4, 2018 was $28.05.

On May 7, 2018, Lilly’s board of directors met telephonically with members of Lilly’s management team to discuss the potential strategic transaction and review the key terms of the Merger Agreement. At the meeting, Lilly’s board of directors authorized management to make additional offers to acquire ARMO up to a specified price per share and approved the negotiation and execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Also on May 7, 2018, Lilly delivered to ARMO an updated preliminary, non-binding indication of interest regarding an acquisition of ARMO for an all-cash price per Share of $48.00, which Lilly stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and subject to further due diligence (the “Second Offer”). There were no financing contingencies associated with the Second Offer. The closing price per Share on May 7, 2018 was $29.47.

On May 8, 2018, Dr. Van Vlasselaer had a telephone call with Mr. Carroll. During the call, Dr. Van Vlasselaer indicated that the Second Offer deviated significantly from the Initial Offer and was negatively received by the ARMO Board. Dr. Van Vlasselaer encouraged Mr. Carroll to improve the Second Offer. After some discussion regarding a range of potential counter-offers, Mr. Carroll indicated that Lilly would be willing to increase the Second Offer to $50.00 (the “Third Offer”). Following additional discussion, Dr. Van Vlasselaer indicated that he would take the Third Offer back to the ARMO Board for discussion. The closing price per Share on May 8, 2018 was $29.22.

On May 9, 2018, Gunderson and Wachtell continued to negotiate the Merger Agreement and exchange drafts of the Merger Agreement.

In the evening on May 9, 2018, the ARMO Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, as further described in the Schedule 14-9. The parties executed the Merger Agreement on the evening of May 9, 2018. Concurrently, the Supporting Stockholders entered into the Tender and Support Agreement with Lilly and Purchaser, as described in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement.”

On May 10, 2018, prior to market open, Lilly and ARMO issued a joint press release announcing the transaction. The joint press release is included as Exhibit (a)(5)(A) of the Schedule TO and is incorporated herein by reference.

On May 23, 2018, Lilly and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) hereto. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Lilly, Purchaser or ARMO. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by ARMO to Lilly but is not filed with the SEC as part of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in no event later than May 23, 2018. Purchaser’s obligation to, and Lilly’s obligation to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described below. Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions described below, the Merger Agreement provides that Purchaser will, and Lilly will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer (which shall be the next business day after the expiration of the Offer absent extenuating circumstances and, in any event, no more than three business days after the expiration of the Offer).

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition, or modify the terms of the Offer, except that ARMO’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive, amend or modify the Minimum Tender Condition or the Termination Condition (as defined below);

•	add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

•	except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer;

•	change the form or terms of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

•	provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Purchaser and Lilly may not waive the Minimum Tender Condition or the Termination Condition.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Lilly is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if any Offer Condition other than the Minimum Tender Condition has not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Lilly and ARMO may agree), until such time as such conditions have been satisfied or waived;

•	Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff thereof or Nasdaq applicable to the Offer; and

•	if each Offer condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied, Purchaser may (and if so requested by ARMO, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed between ARMO and Lilly); provided that ARMO shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than three occasions.

In each case, Purchaser shall not, and is not required to, extend the Offer beyond the Outside Date without ARMO’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Board of Directors and Officers. The board of directors of the Surviving Corporation immediately following the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

The Merger. The Merger Agreement provides that, following completion of the Offer and on the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into ARMO, and the separate existence of Purchaser will cease, and ARMO will continue as the

Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Lilly, Purchaser and ARMO have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of ARMO’s stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit B to the Merger Agreement and, as so amended and restated, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable law.

The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or permitted by applicable law.

The obligations of ARMO, Lilly and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	There is no judgment, order, injunction or decree issued by any governmental entity of competent jurisdiction, or law or other legal restraint or prohibition, that is in effect preventing or prohibiting the consummation of the Merger; and

•	Purchaser shall have accepted or caused to be accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by ARMO immediately prior to the Effective Time, (ii) Shares owned by Lilly or Purchaser at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the Effective Time or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive $50.00 per Share, net to the seller in cash, without interest (the “Merger Consideration”) and less any applicable withholding taxes.

Each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each option (other than rights under ARMO’s ESPP) to purchase ARMO common stock granted under an ARMO stock plan that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will fully vest and automatically be canceled and terminated immediately prior to the Effective Time in consideration for the right to receive a cash payment equal to the product of (i) the total number of Shares underlying such ARMO option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such ARMO option, subject to any applicable withholding or other taxes required by applicable law. Any such ARMO option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

Treatment of Employee Stock Purchase Plan. As soon as practicable following the execution of the Merger Agreement, ARMO will take all actions with respect to ARMO’s ESPP that are necessary to provide that (i) with respect to the offering period under the ARMO ESPP in effect as of May 9, 2018, no individual may enroll in the ARMO ESPP with respect to such offering period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on May 9, 2018 for such offering period, (ii) the ARMO ESPP will be suspended as to new participants and no new offering period will be commenced under the ARMO ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the ARMO ESPP will terminate, and (iv) if applicable, the offering period in effect on May 9, 2018 will be shortened and the applicable purchase date with respect to that offering period will occur on a date selected by ARMO in accordance with plan prior to the date on which the Offer closes.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Lilly, Purchaser or ARMO, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by ARMO to Lilly in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, ARMO has made representations and warranties to Lilly and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	subsidiaries and equity interests;

•	authority, execution and enforceability relative to the Merger Agreement;

•	no conflicts and required consents;

•	SEC filings and undisclosed liabilities;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	the absence of specified changes or events;

•	taxes;

•	employees, employee benefit plans, and labor relations;

•	property;

•	contracts;

•	litigation;

•	compliance with laws;

•	compliance with anti-corruption and anti-bribery laws;

•	regulatory matters;

•	environmental matters;

•	intellectual property;

•	privacy, data and computer systems;

•	insurance;

•	brokers and other advisors;

•	state takeover statutes;

•	affiliate transactions;

•	no vote required; and

•	the opinion of its financial advisor.

Some of the representations and warranties in the Merger Agreement made by ARMO are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of ARMO, or (ii) prevents or materially delays the ability of ARMO to perform its obligations under the Merger Agreement in any material respect. For purposes of clause (i) of the definition of “Company Material Adverse Effect,” none of the following, and no change, event, condition, development, circumstance, state of facts, effect or occurrence that results from or arises in connection with the following, either alone or in combination, will be deemed to constitute a Company Material Adverse Effect or will be taken into account in determining whether there has been a Company Material Adverse Effect:

any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising from:

(A) general conditions (or changes therein) in the industries in which ARMO operates;

(B) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world;

(C) any changes after the Company Balance Sheet Date in applicable Law or GAAP (or the authoritative interpretation thereof);

(D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, terrorism or any epidemics;

(E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster, that could affect ARMO’s supply of company products and/or other materials;

(F) the failure, in and of itself, of ARMO to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after May 9, 2018, or changes in the market price or trading volume of ARMO common stock or the credit rating of ARMO (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition);

(G) the announcement, pendency or performance of any of the Transactions, including any loss of or change in relationship with any customer, supplier, vendor, service provider, collaboration partner or any other business partner, or departure of any employee or officer, of ARMO;

(H) the compliance with the express covenants contained in the Merger Agreement (excluding the requirement that ARMO operate in the ordinary course of business);

(I) any action taken by ARMO at Lilly’s written request or with Lilly’s prior written consent;

(J) any conditions or events that occur in connection with ARMO’s, its competitors’, or potential competitors’ preclinical or clinical studies (including regulatory changes that may affect such studies and/or the market for any particular product) or the results of such studies or announcements thereof or in connection therewith; and

(K) the identity of Lilly, Purchaser or their respective affiliates;

except (x) in the case of clause (A), (B), (C), (D) or (E), to the extent that ARMO is disproportionately affected thereby as compared with other participants in the industries in which ARMO operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) (it being understood that with respect to clauses (D) and (E), in the event that the matters described therein take place in the San Francisco Bay Area, the comparison will be against such other industry participants in the San Francisco Bay Area) and (y) in the case of clause (J) to the extent such condition or event results from fraud by ARMO (in which case such condition or event, to the extent resulting from fraud by ARMO, may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Lilly and Purchaser have made representations and warranties to ARMO with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority, execution and enforceability relative to the Merger Agreement;

•	no conflicts and required consents;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	brokers;

•	litigation;

•	ownership of securities of ARMO; and

•	availability of funds to consummate the Offer and the Merger.

Some of the representations and warranties in the Merger Agreement made by Lilly and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents (i) the consummation of the Offer, the Merger and the other Transactions or (b) the ability of Lilly or Purchaser to perform its obligations under the Merger Agreement in any material respect.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. ARMO has agreed that, from the date of the Merger Agreement until the earlier of the date on which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer, (the “Offer Closing Date”) and the termination of the Merger Agreement in accordance with its terms, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in ARMO’s confidential disclosure letter delivered to Lilly in connection with the Merger Agreement, ARMO will conduct its business in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present executive officers and key employees and (iii) preserve its present relationships and goodwill with customers, suppliers, licensors, licensees, distributors, contractors, partners and others having material business dealings with it.

ARMO has further agreed that, from the date of the Merger Agreement to the earlier of the Offer Closing Date or the termination of the Merger Agreement in accordance with its terms, except as expressly provided for by the Merger Agreement or as set forth prior to execution of the Merger Agreement in ARMO’s confidential disclosure letter, ARMO will not do any of the following without the prior written consent of Lilly (which consent shall not be unreasonably withheld, delayed or conditioned), among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	enter into any new material line of business or enter into any agreement, arrangement or commitment that materially limits or otherwise restricts ARMO or its affiliates (as further described in Section 5.01(a) of the Merger Agreement), from time to time from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on ARMO’s assets, operations or business;

•	declare, set aside, establish a record date in respect of, accrue, or pay any dividends on, or make any other distribution (whether in cash, stock, equity securities or property) in respect of any ARMO capital stock;

•	split, combine or reclassify any ARMO capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of ARMO’s capital stock;

•	repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly, any shares of capital stock of ARMO or any options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock except for (A) acquisitions of shares of ARMO common stock in connection with the surrender of shares of ARMO common stock by holders of ARMO stock options in order to pay the exercise price of ARMO stock options, (B) the withholding of shares of ARMO common stock to satisfy tax obligations with respect to awards granted pursuant to the ARMO stock plans and (C) the acquisition by ARMO of ARMO stock options in connection with the forfeiture of such awards, in each case in accordance with their terms;

•	issue, grant, deliver, sell, authorize or pledge or otherwise encumber any shares of capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any bonds, debentures, note or other indebtedness having the right to vote or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of ARMO common stock, other issuances of ARMO common stock upon the exercise of ARMO stock options in accordance with their terms;

•	amend its certificate of incorporation or bylaws or other comparable organizational documents (except for immaterial or ministerial amendments);

•	form any subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person (other than ARMO), if the aggregate amount of consideration paid or transferred by ARMO would exceed $250,000;

•	adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, benefit plan or benefit agreement, or any plan or arrangement that would be a benefit plan or benefit agreement if in effect as of May 9, 2018;

•	grant to any director, employee or individual service provider any increase in compensation;

•	grant to any director, employee or individual service provider any increase in severance or termination pay;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation;

•	enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider;

•	take any action to accelerate any rights or benefits under any benefit plan or benefit agreement, or the funding of any payments or benefits under any benefit plan or benefit agreement;

•	terminate the employment or service of any employee or individual service provider of ARMO whose total annual compensation exceeds $100,000, other than for cause;

•	hire any employee or individual service provider whose total annual compensation would exceed $100,000;

•	make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by law, including Regulation S-X promulgated under the Securities Act of 1933, as amended, in each case as agreed to by ARMO’s independent public accountants;

•	sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any lien (other than a permitted lien), any properties or assets (other than intellectual property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to contracts to which ARMO is a party made available to Lilly and in effect prior to the date of the Merger Agreement or (iii) properties or assets having a fair market value of less than $250,000 in the aggregate;

•	sell, assign, license or otherwise transfer any of intellectual property owned by ARMO, except (i) for licenses (including sublicenses) to intellectual property granted in the ordinary course of business, (ii) pursuant to contracts to which ARMO is a party made available to Lilly and in effect prior to May 9, 2018, or (iii) abandonment or other disposition of any of ARMO’s intellectual property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

•	incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another person;

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of ARMO, guarantee any debt securities of another Person;

•	enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (B) short-term borrowings incurred in the ordinary course of business not in excess of $250,000 in aggregate principal amount outstanding at any one time;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than to or in (A) ARMO, (B) any acquisition not in violation of the Merger Agreement or (C) any person pursuant to any advancement obligations under ARMO’s certificate of incorporation or bylaws or indemnification agreements as in effect on or prior May 9, 2018;

•	other than in accordance with ARMO’s capital expenditure budget made available to Lilly, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $250,000;

•	pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a legal proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $250,000 individually or $500,000 in the aggregate or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

•	make, change or revoke any material tax election, change any annual tax accounting period or adopt or change any material method of tax accounting, file any amended material tax return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or settle or compromise any material tax liability or refund;

•	amend, cancel or terminate any material insurance policy naming ARMO as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

•	abandon, cancel, fail to renew, permit to lapse (A) any of ARMO’s registered intellectual property or (B) any of ARMO’s material registered intellectual property that is exclusively licensed to ARMO to the extent that ARMO has the right to take or cause to be taken such action pursuant to the terms of the applicable contract under which such intellectual property is licensed to ARMO;

•	fail to renew, terminate or permit to lapse any contract under which material intellectual property is licensed to ARMO;

•	disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of ARMO that is included in ARMO’s intellectual property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of a publication of a patent application filed by ARMO or in connection with any required regulatory filing;

•	sell, transfer, license or otherwise encumber any of ARMO’s material intellectual property other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sale, distribution and commercialization activities relating to products or services entered into in the ordinary course of business consistent with past practice;

•	except as is in the ordinary course of business, enter into, terminate or modify in any material respect, or release any material rights under, specified material contracts or any contract that, if existing on May 9, 2018, would have been a specified material contract;

•	participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar governmental entity without providing Lilly with prior written notice and, within 24 hours from the time such written notice is delivered, the opportunity to consult with ARMO with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable law; or

•	authorize, commit or agree to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, ARMO has agreed to provide Lilly and its officers, directors, employees, investment bankers, attorneys, other advisors or other representatives reasonable access during normal business hours to ARMO’s properties, books and records, contracts and personnel, and furnish, as promptly as reasonably practicable, to Lilly all information concerning its business, properties and personnel as Lilly may reasonably request, subject to customary exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of ARMO’s current and former directors, officers, employees and agents, who we refer to as “indemnitees.” Specifically, Lilly and Purchaser have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of indemnitees as provided in ARMO’s certificate of incorporation or bylaws or under any indemnification agreement in effect as of May 9, 2018 and made available to Lilly will survive the Offer Closing and the Merger, continue in full force and effect in accordance with their respective terms and will for a period of six years following May 9, 2018, not be amended, repealed or otherwise modified in a manner that would adversely affect any right thereunder of any indemnitee.

At or prior to the Effective Time, ARMO may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Date and ending six years from the Effective Time, covering each indemnitee and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any indemnitee than those of ARMO’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. However, the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by ARMO for coverage for its current fiscal year under its existing D&O policies. If such “tail” insurance policies have been obtained by ARMO, Lilly shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event ARMO does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Date and ending six years from the Effective Time, Lilly shall either purchase such “tail” insurance policies or Lilly shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions). However, neither Lilly nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 250% of the annual premium payable by ARMO for coverage for its current fiscal year under its existing D&O policies, and, if the annual premium of such insurance coverage exceeds such amount, Lilly or the Surviving Corporation shall be obligated to obtain the most comparable policy available for an annual premium equal to such amount and Lilly may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any indemnitee.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of ARMO, Lilly and Purchaser has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Offer, the Merger and the Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a claim, suit, action, arbitration, investigation or proceeding (“Proceeding”) by, any governmental entity with respect to the Merger Agreement or the transaction contemplated by the Merger Agreement, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement. In connection with and without limiting the foregoing, ARMO and ARMO Board shall (A) take all action necessary to ensure that no restrictions on business combinations of any takeover law or similar statute or regulation is or becomes applicable to any transaction contemplated by the Merger Agreement or the Merger Agreement and (B) if the restrictions on business combinations of any takeover law or similar statute or regulation becomes applicable to any transaction contemplated by the Merger Agreement or the Merger Agreement, use its reasonable best efforts take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and the Merger Agreement.

Lilly and ARMO shall, or shall cause their ultimate parent entity as that term is defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) to, in consultation and cooperation with the other, file (i) with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or the other Transactions as promptly as practicable (but in no event later than ten business days after the date of the Merger Agreement) and (ii) all appropriate filings, notices, applications or similar documents required under any foreign antitrust law as promptly as reasonably practicable. Lilly shall with ARMO’s reasonable cooperation file all appropriate filings, notices, applications or similar documents required under any foreign antitrust law as promptly as reasonably practicable. Any such filings shall be in substantial compliance with the requirements of the HSR Act or the applicable foreign antitrust laws, as the case may be. Each of Lilly and ARMO shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any foreign antitrust law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other governmental entity regarding the Offer, the Merger or the other Transactions, and permit the other party (or its outside counsel if necessary to retain confidentiality) to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable law or by the applicable governmental entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any governmental entity in respect of the Offer, the Merger or the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement, the Offer, the Merger or the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement, the Offer, the Merger and the other Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other governmental entity as promptly as reasonably practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable foreign antitrust law, as the case may be. The parties agree not to extend, directly or indirectly, any waiting period under the HSR Act or any foreign antitrust law or enter into any agreement with a governmental entity to delay or not to consummate the Offer, the Merger or the other Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any governmental entity relating to the Transactions. ARMO, Lilly and Purchaser may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under Section 6.02 of the Merger Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

Lilly and Purchaser agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act or any foreign antitrust law that may be required by any governmental entity, so as to enable the parties to close the Transactions as promptly as practicable (and in any event by or before than the Outside Date); provided, however, that nothing in Section 6.02 of the Merger Agreement and notwithstanding anything to the contrary in the Merger Agreement, neither Lilly nor Purchase shall have any obligation to (or to cause any of their respective subsidiaries or affiliates or ARMO to): (i) sell, license, divest or dispose of or hold separate the assets, intellectual property or businesses of any entity; (ii) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (iii) change or modify any course of conduct regarding future operations of any entity; (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (v) commit to take any such action in the foregoing clause (i), (ii), (iii) or (iv); provided, however, that Lilly and Purchaser shall take the actions in the foregoing clause (i), (ii), (iii) or (iv) with respect to ARMO (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any foreign antitrust law by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits anticipated to be derived by Lilly and its affiliates as a result of the Transactions. In addition, ARMO shall not offer or commit to take any of the actions referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence without Lilly’s prior written consent. For the avoidance of doubt, Lilly shall not require ARMO to, and ARMO shall not be required to, take any action with respect to any order or any applicable law that binds ARMO prior to the Effective Time.

Employee Matters. Lilly has agreed to (or cause the Surviving Corporation to) for a period of one year following the Effective Time (the “Continuation Period”), provide to each individual who is employed by ARMO immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation (each, a “Company Employee”) (i) a base salary and short-term cash incentive opportunity at target that, in each case, is no less favorable than those provided to such Company Employee immediately prior to the Effective Time and (ii) employee benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by ARMO immediately prior to the Effective Time. Without limiting the generality of the foregoing, during the Continuation Period, Lilly will (or will cause the Surviving Corporation to) provide any Company Employee who experiences a termination of employment under circumstances that would have entitled such Company Employee to severance benefits under a benefit plan or benefit agreement of ARMO, as applicable, immediately prior to the Effective Time with severance benefits at a level at least equal to those that would have been provided under any such benefit plan or benefit agreement.

Following the Continuation Period, Company Employees will be eligible to participate in the plans of Lilly, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly situated employees of Lilly and its affiliates.

Lilly will (or will cause the Surviving Corporation to) include each Company Employee in the applicable 2018 annual bonus plan of Lilly or the Surviving Corporation following the Effective Time; however, if prior to the payment of annual bonuses for 2018, a Company Employee’s employment is terminated by Lilly or the Surviving Corporation without cause and the Company Employee is not party to an ARMO benefit agreement or a participant in an ARMO benefit plan that provides for a prorated bonus payment upon a qualifying termination of employment, then Lilly or the Surviving Corporation (as applicable) will pay the Company Employee a prorated annual bonus for 2018, determined as the product of (i) the Company Employee’s target bonus for 2018 under the applicable annual bonus plan and (ii) a fraction, the numerator of which is the number of days the Company Employee was employed by ARMO, Lilly or the Surviving Corporation during 2018 and the denominator of which is 365.

From and after the Effective Time, Lilly will (or will cause the Surviving Corporation to) assume, honor and continue all of ARMO’s benefit plans and benefit agreements in accordance with their respective terms; however, Lilly or the Surviving Corporation, as applicable, shall not be limited in its ability to amend, modify or terminate any such benefit plan or benefit agreement.

Company Employees will receive service credit under Surviving Corporation Plans that provide benefits for vacation, paid time-off, severance or 401(k) savings for purposes of eligibility, level of benefits, vesting, benefit accruals and early retirement subsidies under all Surviving Corporation Plans. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

The Merger Agreement also requires Lilly to (or cause the Surviving Corporation to) give appropriate credit to Company Employees (and their eligible dependents and beneficiaries) under analogous welfare benefit plans by (i) waiving all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees under corresponding ARMO welfare plans in which such employees participated prior to the Effective Time, (ii) crediting Company Employees for any co-payments and deductibles paid in the elapsed portion of the applicable plan year prior to such commencement of participation, and (iii) waiving any waiting period or evidence of insurability requirement, in each case, to the extent the Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous ARMO benefit plan prior to the Effective Time.

Stockholder Litigation. Until the termination of the Merger Agreement in accordance with its terms, ARMO shall provide Lilly an opportunity to review and to propose comments to all material filings or responses to be made by ARMO in connection with any Proceeding commenced, or to the knowledge of ARMO, threatened in writing, by or on behalf of one or more stockholders of ARMO against ARMO and its directors relating to any transaction contemplated by the Merger Agreement, and ARMO shall give reasonable and good faith consideration to any comments proposed by Lilly. In no event shall ARMO enter into, agree to or disclose any settlement with respect to such Proceedings without Lilly’s consent, such consent not to be unreasonably withheld, delayed or conditioned, with certain exceptions set forth in the Merger Agreement. ARMO shall notify Lilly promptly of the commencement or written threat of any such Proceeding of which it has received notice or become aware and shall keep Lilly promptly and reasonably informed regarding any such Proceedings.

No Solicitation. ARMO shall not, and ARMO shall cause its representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or facilitate (including by way of providing information) any inquiries, proposals, or offers, or the making of any submission or announcement of any inquiry, proposal, or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal (as defined below) or (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, furnish to any person any information or afford access to the business, properties, assets, books or records of ARMO to, or take any other action to assist or knowingly facilitate or encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to Section 5.02 of the Merger Agreement and to limit its conversation or other communication exclusively to such referral). ARMO shall, and shall cause its directors and officers to, and shall use its reasonable best efforts to cause its representatives to, immediately (i) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on May 9, 2018 that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.

However, prior to the Offer Closing Date, in response to a Company Takeover Proposal that did not result from or arise in connection with a material breach of Section 5.02(a) of the Merger Agreement, in the event that the ARMO Board determines, in good faith, after consultation with outside counsel and a financial advisor, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), ARMO may (A) furnish information with respect to ARMO to the person or group of persons making such Qualifying Company Takeover Proposal and its or their representatives pursuant to an Acceptable Confidentiality Agreement (as defined below) so long as ARMO concurrently or promptly thereafter provides Lilly, in accordance with the terms of the Non-Disclosure Agreement, any material non-public information with respect to ARMO furnished to such other person or group of persons which was not previously furnished to Lilly, and (B) participate in discussions or negotiations with such person or group of persons and its or their representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided that ARMO may only take the actions described in clause (A) or (B) above, if the ARMO Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. ARMO shall not, and shall cause its Representatives not to, release any person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which ARMO is a party; provided that, if the ARMO Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, ARMO may waive any such standstill provision solely to the extent necessary to permit the applicable person (if such person has not been solicited in breach of Section 5.02 of the Merger Agreement) to make, on a confidential basis to the ARMO Board, a Company Takeover Proposal, conditioned upon such person agreeing that ARMO shall not be prohibited from providing any information to Lilly (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, Section 5.02 of the Merger Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to ARMO than those contained in that certain confidentiality agreement between ARMO and Lilly.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the ARMO Board) of the assets of ARMO, or (B) 20% or more of the aggregate voting power of the capital stock of ARMO, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving ARMO that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of ARMO or of the surviving entity or the resulting direct or indirect parent of ARMO or such surviving entity, other than, in each case, the Transactions, or (iii) any combination of the foregoing.

“Superior Company Proposal” means any unsolicited, written bona fide Company Takeover Proposal received after May 9, 2018 that did not result from or arise in connection with a material breach of Section 5.02 of the Merger Agreement and that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the capital stock of ARMO or of the surviving entity or the resulting direct or indirect parent of ARMO or such surviving entity or (ii) 75% or more (based on the fair market value thereof, as reasonably determined by the ARMO Board) of the assets of ARMO, on terms and conditions which the ARMO Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, are more favorable to the stockholders of ARMO than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Lilly and any fees to be paid by ARMO for terminating this Agreement).

Wherever the term “group” is used in this subsection of the Merger Agreement, it is used as defined in Rule 13d-5 under the Exchange Act.

Recommendation Change. As described above, and subject to the provisions described below, the ARMO Board has determined to recommend that the stockholders of ARMO accept the Offer and tender their Shares to

Purchaser in the Offer. The foregoing recommendation is referred to herein as the “ARMO Board Recommendation.” The ARMO Board also agreed to include the ARMO Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Lilly to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the ARMO Board nor any committee thereof shall:

•	fail to make, withdraw, qualify or modify in a manner adverse to Lilly or Purchaser, or propose publicly to fail to make, withdraw, qualify or modify in a manner adverse to Lilly or Purchaser, the ARMO Board Recommendation or resolve or agree to take any such action;

•	adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action;

•	publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer;

•	fail to include the ARMO Board Recommendation in the Schedule 14D-9 when disseminated to ARMO’s stockholders (any action described in this bullet and the foregoing three bullets is referred to as an “Adverse Recommendation Change”); or

•	approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit ARMO to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, any Company Takeover Proposal other than an Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement, or resolve, agree or publicly propose to take any such action.

ARMO and Lilly have agreed that the Merger Agreement will not prohibit a customary “stop, look and listen” communication by the ARMO Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

However, at any time prior to the Offer Closing Date, the ARMO Board may, subject to compliance with other provisions summarized under “— No Solicitation” and “— Recommendation Change” above, (1) take any of the actions specified in the first bullet of the definition of Adverse Recommendation Change above in response to an Intervening Event (as defined below) if the ARMO Board reasonably determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law or (2) terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Company Proposal.

However, such action may only be taken if, prior to taking such action (1) the ARMO Board shall have given Lilly at least four business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, will specify the identity of the person who made such Superior Company Proposal and all of the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement and which Notice, in respect of an Intervening Event, will specify a reasonably detailed description of the underlying facts giving rise to such action), (2) ARMO shall have negotiated, and shall have caused its representatives to negotiate in good faith, with Lilly during such notice period, to the extent Lilly wishes to negotiate, to enable Lilly to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the ARMO Board shall have considered in good faith any revisions to the Merger Agreement committed to in writing by Lilly, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such recommendation change would be inconsistent with its fiduciary duties under applicable law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, ARMO shall, in each case, deliver to Lilly an additional notice consistent with that described in clause (1) above (except that the four-business day notice period referred to in clause (1) above shall instead be equal to two business days) during which time ARMO shall be required to comply with the foregoing covenants, including clauses (1) through (4) above.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to ARMO that (1) was not known or reasonably foreseeable by the ARMO Board as of the date of the Merger Agreement, (2) does not relate to the receipt of, or progress towards, approvals that have been applied for prior to the date of the Merger Agreement for AM0001, AM0003, AM0010, AM0012 and AM0015 and (3) does not relate to or constitute a Company Takeover Proposal or inquiry related thereto.

Termination. The Merger Agreement may be terminated at any time prior to the Offer Closing Date as follows:

•	by mutual written consent of Lilly, Purchaser and ARMO;

•	by either ARMO or Lilly, if (1) the Offer Closing Date has not occurred on or before 11:59 p.m., Eastern time, on November 9, 2018 (the “Outside Date”); provided that the right to terminate the Merger Agreement pursuant to the foregoing shall not be available to any party if the failure to consummate the Offer by the Outside Date is primarily due to a material breach of the Merger Agreement by such party (the “Outside Date Termination Right”) or (2) any judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to the foregoing clause (2) shall have complied in all material respects with its obligations under Section 6.02 of the Merger Agreement in respect of any such legal restraint;

•	by Lilly, if ARMO breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform would give rise to the existence of certain specified Offer Conditions and cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to ARMO of such breach or failure to perform and (y) the Outside Date (provided that Lilly and Purchaser are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement) (the “Company Material Breach Termination Right”);

•	by Lilly if an Adverse Recommendation Change has occurred (the “Adverse Recommendation Change Termination Right”);

•	by ARMO, if (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement (other than due to a violation by ARMO of certain of its obligations under the Merger Agreement), (ii) Purchaser shall have terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended), other than in accordance with the Merger Agreement, or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the expiration of the Offer and the Offer Closing Date shall not have occurred within five business days following the expiration of the Offer;

•	by ARMO, if Lilly or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Lilly or Purchaser of such breach or failure to perform and (y) the Outside Date (provided that ARMO is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

•	by ARMO, if (i) the ARMO Board authorizes ARMO to enter into a definitive written agreement constituting a Superior Company Proposal, (ii) the ARMO Board has complied with its obligations under the non-solicitation provisions of the Merger Agreement in respect of such Superior Company Proposal and (iii) ARMO has paid, or simultaneously with the termination of the Merger Agreement pays, the fee due under the Merger Agreement that is payable if the Merger Agreement is terminated (the “Superior Proposal Termination Right”).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Lilly or Purchaser, on the one hand, or ARMO, on the other hand except (i) certain specified provisions and definitions of the Merger Agreement will survive, including those described in “– ARMO Termination Fee” below and (ii) to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement.

ARMO Termination Fee. ARMO shall pay to Lilly a fee of $63,400,000 if:

•	ARMO terminates the Merger Agreement pursuant to the Superior Proposal Termination Right;

•	Lilly terminates the Merger Agreement pursuant to the Adverse Recommendation Change Termination Right; or

•	after the date of the Merger Agreement, a Company Takeover Proposal is publicly proposed or announced or shall have become publicly known and such Company Takeover Proposal is not publicly withdrawn (x) in the case of the Merger Agreement being subsequently terminated pursuant to the Company Material Breach Termination Right, prior to the time of the breach or failure to perform giving rise to such termination or (y) in the case of the Merger Agreement being subsequently terminated pursuant to the Outside Date Termination Right, prior to the date that is four business days prior to the final expiration date of the Offer, (A) thereafter the Merger Agreement is terminated by either Lilly or ARMO pursuant to the Outside Date Termination Right (at a time when the Antitrust Condition and Legal Restraint Condition are satisfied (meaning neither such conditions may be invoked by Purchaser or Lilly) but the Minimum Tender Condition has not been satisfied) or by Lilly pursuant to the Company Material Breach Termination Right and (B) within 12 months after such termination, ARMO consummates a Company Takeover Proposal or ARMO enters into a definitive agreement with respect to a Company Takeover Proposal (for these purposes, the references to 20% in the definition of Company Takeover Proposal above will be deemed references to 50% instead).

Specific Performance. The parties have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties have further agreed that the parties will be entitled to an injunction or injunctions, or any other form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise (and each party waived any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

Expenses. Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Offer Conditions. Notwithstanding any other terms of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser is not required, and Lilly is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any

Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for), if (a) there shall not have been validly tendered (and not validly withdrawn) prior to the then-scheduled expiration of the Offer the number of Shares that, when added to the Shares then owned by Lilly or Purchaser, would represent a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”); and (b) any applicable waiting period (or any extension thereof) under the HSR Act and the anti-competition laws of Germany and Austria shall not have expired or otherwise been terminated (the “Antitrust Condition”).

Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for if, at the then-scheduled expiration of the Offer, any of the following conditions exists:

(i)	there shall be any judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger (the “Legal Restraint Condition”);

(ii)	(A) certain specified representations or warranties of ARMO set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.01, 3.02(a)-(d), 3.04, 3.08(a), 3.20, 3.22 and 3.23 of the Merger Agreement) shall not be true and correct at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of ARMO set forth in Sections 3.01, 3.04, 3.20, 3.22 or 3.23 of the Merger Agreement (concerning ARMO’s organization, standing and power; authority, execution and delivery, and enforceability; brokers and other advisors; opinion of financial advisors; and no vote required) shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of ARMO set forth in Section 3.02(a)-(d) of the Merger Agreement (concerning ARMO’s capital structure) shall not be true and correct other than in de minimis respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty set forth in Section 3.08(a) of the Merger Agreement (concerning the absence of certain changes or events) shall not be true and correct in all respects at such time;

(iii)	ARMO shall have failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(iv)	Lilly shall have failed to receive from ARMO a certificate, dated as of the date on which the Offer expires and signed by an executive officer of ARMO, certifying to the effect that the conditions set forth in paragraphs (ii) and (iii) immediately above do not exist and have not occurred; or

(v)	the Merger Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”) (the foregoing clauses (i) through (v) together with the Minimum Tender Condition and the Antitrust Condition, the “Offer Conditions”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Lilly and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Lilly or Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Other Agreements

Tender and Support Agreement

The following is a summary of the material provisions of the Tender and Support Agreement (as defined below). The following description of the Tender and Support Agreement is only a summary and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreement, you are encouraged to read the full text of the form of Tender and Support Agreements.

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into a Tender and Support Agreement dated May 9, 2018 (the “Tender and Support Agreement”) with Kleiner Perkins Caufield & Byers, XIV, LLC, KPCB XIV Founders Fund, LLC, Kleiner Perkins Caufield & Byers XCI, LLC, KPCB XVI Founders Fund, LLC, OrbiMed Private Investments IV, LP, OrbiMed Private Investments V, LP, Quan Venture Fund I, L.P., Decheng Capital China Life Sciences USD Fund II, L.P. and Peter Van Vlasselaer (each a “Supporting Stockholder”).

As of May 9, 2018, Kleiner Perkins Caufield & Byers, XIV, LLC owned 3,475,576 Shares (or approximately 11.4% of all Shares outstanding as of May 9, 2018), KPCB XIV Founders Fund, LLC owned 294,029 Shares (or approximately 1.0% of all Shares outstanding as of May 9, 2018), Kleiner Perkins Caufield & Byers XVI, LLC owned 480,625 Shares (or approximately 1.6% of all Shares outstanding as of May 9, 2018), KPCB XVI Founders Fund, LLC owned 16,453 Shares (or approximately .0005% of all Shares outstanding as of May 9, 2018), OrbiMed Private Investments IV, LP owned 3,709,356 Shares (or approximately 12.2% of all Shares outstanding as of May 9, 2018), OrbiMed Private Investments V, LP owned 409,547 Shares (or approximately 1.3% of all Shares outstanding as of May 9, 2018), Quan Venture Fund I, L.P. owned 404,900 Shares (or approximately 1.3% of all Shares outstanding as of May 9, 2018), Decheng Capital China Life Sciences USD Fund II, L.P. owned 1,214,700 Shares (or approximately 4.0% of all Shares outstanding as of May 9, 2018), and Peter Van Vlasselaer owned 809,865 Shares (or approximately 2.7% of all Shares outstanding as of May 9, 2018).

As of May 9, 2018, the Supporting Stockholders collectively beneficially owned, in the aggregate, 10,815,051 Shares (or approximately 35.6% of all Shares outstanding as of May 9, 2018). Lilly expressly disclaims beneficial ownership of all Shares covered by the Tender and Support Agreement.

The Tender and Support Agreement provides that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from May 9, 2018 until the termination of the Tender and Support Agreement (the “Support Period”), the Supporting Stockholders have agreed to vote (i) against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of ARMO contained in the Merger Agreement, or of any Supporting Stockholder in the Tender and Support Agreement or (B) result in any of the Offer Conditions or conditions to the Merger not being satisfied on or before the Outside Date, (ii) against any Company Takeover Proposal, (iii) against any change in membership of the ARMO Board, (iv) against any other proposed action, agreement or transaction involving ARMO that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions and (v) in favor of any other matter necessary to the consummation of the Offer, the Merger and the other Transactions. During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Supporting Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of such Supporting Stockholder’s obligations hereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder herein untrue or incorrect, or have the effect of preventing or disabling such Supporting stockholder from performing any of its obligations under the Tender and Support Agreement. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacity as stockholders of ARMO, shall not, and shall direct and cause their respective representatives and affiliates, and their respective directors, officers and employees not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of ARMO to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case, in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the restrictions of the Tender and Support Agreement and of the Merger Agreement and to limit such Supporting Stockholder’s conversation and other communication exclusively to such referral), (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing.

The Tender and Support Agreements for the Supporting Stockholders terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreement by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of ARMO pursuant to the terms of the Merger Agreement.

Non-Disclosure Agreement

Lilly and ARMO entered into the Non-Disclosure Agreement on March 19, 2018. Under the terms of the Non-Disclosure Agreement, Lilly and ARMO agreed that, subject to certain exceptions, that certain confidential information each may make available to the other will not be disclosed or used for any purpose other than to consider, evaluate and negotiate the possible acquisition transaction involving Lilly and ARMO. Lilly and ARMO also agreed to certain “standstill” provisions, which became inapplicable upon ARMO’s public announcement of entry into a definitive agreement for the transaction. The Non-Disclosure Agreement will terminate at the Effective Time.

This summary of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for ARMO

Purpose of the Offer

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, ARMO. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The ARMO Board has unanimously: (i) determined that the Transactions are fair to and in the best interests of ARMO and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by ARMO of the Merger Agreement and the consummation by ARMO of the Transactions, (iii) declared the Merger Agreement and the Transactions advisable, (iv) recommended that ARMO’s stockholders tender their Shares in the Offer and (v) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

If the Offer is consummated, we do not anticipate seeking the approval of ARMO’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of ARMO’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for ARMO

After completion of the Offer and the Merger, ARMO will be a wholly-owned subsidiary of Lilly. In connection with Lilly’s consideration of the Offer, Lilly has developed a plan, on the basis of available information, for the combination of the business of ARMO with that of Lilly. Lilly plans to integrate ARMO’s business into Lilly. Lilly will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Lilly and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving ARMO (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of ARMO, (iii) any material change in ARMO’s capitalization or dividend policy or (iv) any other material change in ARMO’s corporate structure or business, (v) any change to the board of directors or management of ARMO, (vi) a class of securities of ARMO being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of ARMO being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and ARMO will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of ARMO’s common stock will be held by Lilly.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, ARMO does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Lilly will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of ARMO to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by ARMO to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ARMO, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of ARMO and persons holding “restricted securities” of ARMO to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the

Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Lilly, ARMO will not declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of ARMO (other than dividends and distributions of cash by a direct or indirect wholly-owned subsidiary of ARMO to its parent).

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Lilly shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled expiration of the Offer, any of the following conditions exist:

(i) the Minimum Tender Condition has not been satisfied;

(ii) the Antitrust Condition has not been satisfied;

(iii) the Legal Restraint Condition has not been satisfied;

(iv) (A) certain specified representations or warranties of ARMO set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.01, 3.02(a)-(d), 3.04, 3.08(a), 3.20, 3.22 and 3.23 of the Merger Agreement) shall not be true and correct at and as of the date of the Merger Agreement and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of ARMO set forth in Sections 3.01, 3.04, 3.20, 3.22 or 3.22 of the Merger Agreement (concerning ARMO’s organization, standing and power; authority, execution and delivery, and enforceability; brokers and other advisors; opinion of financial advisors; and no vote required) shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of ARMO set forth in Section 3.02(a)-(d) of the Merger Agreement (concerning ARMO’s capital structure) shall not be true and correct other than in de minimis respects at and as of the date of the Merger Agreement and at and as of such time in all respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation and warranty set forth in Section 3.08(a) of the Merger Agreement (concerning the absence of certain changes or events) shall not be true and correct in all respects at such time;

(v) ARMO shall have failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(vi) Lilly shall have failed to receive from ARMO a certificate, dated as of the date on which the Offer expires and signed by an executive officer of ARMO, certifying to the effect that the conditions set forth in paragraphs (iv) and (v) immediately above do not exist and have not occurred; or

(vii) the Termination Condition exists.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and may be waived by Lilly and Purchaser, in whole or in part at any time from time to time, in their sole and absolute discretion (except for the Minimum Tender Condition and the Termination Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by ARMO with the SEC and other publicly available information concerning ARMO, we are not aware of any governmental license or regulatory permit that appears to be material to ARMO’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to ARMO’s business or that certain parts of ARMO’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

United States

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Lilly and ARMO filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on May 18, 2018.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on June 4, 2018. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and ARMO may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to ARMO or by ARMO supplying the requested information, ARMO is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or ARMO to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which ARMO is engaged, Lilly and ARMO believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Lilly nor ARMO can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

Foreign Approvals

Under the German Act against Restraints of Competition (“GWB”) and the Austrian Cartel Act (“CA”) (including the related rules and regulations that have been promulgated thereunder) certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by, and the necessary approvals have been received from, the German Federal Cartel Office (“FCO”) and the Federal Competition Authority of Austria (“FCA”), respectively.

Lilly filed with the FCO and FCA on May 22, 2018. Under the GWB, the Phase 1 review period for the Purchaser’s purchase of the Shares pursuant to the Offer will expire on June 21, 2018, and under the CA, the Phase I review period will expire on June 19, 2018. However, if the FCO were to initiate a Phase II review, that review could take an additional three months; if the Austrian Cartel Court were to initiate a Phase II, that review could take an additional five months, with the potential for an extension of one month.

The FCO and the FCA frequently scrutinize the legality of transactions like the Offer and the Merger, and could require that Purchaser offer commitments, including the divestiture or certain assets, or could prohibit the transaction. Based upon an examination of publicly available information and other information relating to the businesses in which ARMO is engaged, Lilly and ARMO believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate German or Austrian antitrust laws. Nevertheless, neither Lilly nor ARMO can be certain that either or both of the FCO and Austrian Cartel

Court might raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be.

State Takeover Laws

ARMO is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The ARMO Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

ARMO conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of ARMO for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the ARMO stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and ARMO will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of ARMO stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by ARMO to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and twenty days after the date of mailing of the Schedule 14D-9, deliver to ARMO a written demand for appraisal of Shares held, which demand must reasonably inform ARMO of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A., to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Lilly or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Lilly or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Lilly, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ARMO has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the ARMO Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning ARMO” above.

Bluegill Acquisition Corporation

May 23, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND LILLY

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Darren J. Carroll

Director; President

Darren Carroll is Senior Vice President of Corporate Business Development for Lilly, where he is responsible for all acquisition, joint venture, collaboration, licensing, venture capital and alliance management activities of Lilly, as well as technology search/evaluation operations. Prior to assuming his current role, he was vice president of corporate business development, and prior to that he was vice president of new ventures for Lilly, which includes the fund groups Lilly Ventures and Lilly Asian Ventures.

Currently, Mr. Carroll serves on the board of directors for BioCrossroads and the Indiana Bioscience Research Institute, and the LP advisory committee for several life science funds. He has also served on the board of directors for Citic Pharmaceuticals, Novast Holdings, Hydra Biosciences, InnoCentive and GlobeImmune.

Gordon J. Brooks

Director

Citizenship: South Africa

Gordon Brooks is the Chief Procurement Officer and Vice President, Corporate Finance and Investment Banking/Integrated Services for Lilly. Since 2009, Mr. Brooks has been the Chief Financial Officer for Lilly Europe and more recently for Bio-Medicines. In 2017, he assumed additional responsibility as the Chief Financial Officer for global manufacturing.

Bronwen Mantlo

Secretary

Bronwen Mantlo is the Vice President, Corporate Secretary and Deputy General Counsel of Lilly. Since joining Lilly in 1999, she has served in various roles, including as commercial transaction counsel, and the acting general counsel for Lilly’s Elanco Animal Health division. Most recently, she served as the General Counsel of Lilly Canada from 2014 to early 2016.

Philip L. Johnson

Vice President and Treasurer

Philip L. Johnson is Senior Vice President, Finance and Treasurer of Lilly with responsibility for treasury operations, pension benefits investments, risk management, and investor relations. Prior to this role, Mr. Johnson served as Vice President of Investor Relations.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Katie Lodato

Vice President, Corporate Tax and Assistant Treasurer

Katie Lodato is Vice President-Global Tax for Lilly. Prior to this role, Ms. Lodato served in a variety of tax-related roles at Lilly, including Senior Director and Tax Counsel – Transfer Pricing, M&A and Audit from July 2014 to December 2017, and Tax Strategy Director and Counsel from October 2013 to June 2014.

2.	LILLY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Lilly are set forth below. The business address of each such director and executive officer is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Ralph Alvarez Director	Ralph Alvarez has been an operating partner of Advent International Corporation, a large private global equity firm, since July 2017. He was elected to the board of directors of Eli Lilly and Company in 2009. Born in Cuba, he received his bachelor’s degree in business administration from the University of Miami. Mr. Alvarez retired as president and chief operating officer of McDonald’s Corporation in 2009. Prior to joining McDonald’s in 1994, he held leadership positions at Burger King Corporation and Wendy’s International, Inc. He held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald’s USA. Before joining the U.S. business, Alvarez was president of McDonald’s Mexico. From July 2004 until January 2005, he was president of McDonald’s USA, where he led a team that aligned employees, owner/operators, and suppliers behind the company’s “Plan to Win” strategy – the catalyst for the turnaround of the U.S. business. Alvarez served as president of McDonald’s North America from January 2005 until August 2006. In this role, he was responsible for all McDonald’s restaurants in the U.S. and Canada. Alvarez became president and chief operating officer in August 2006. He set the global strategy and directed operations for 32,000 McDonald’s restaurants in 118 countries. Mr. Alvarez is an active advocate for education. He serves on the President’s Council, the School of Business Administration Board of Overseers of the University of Miami. Mr. Alvarez is also a member of the board of directors of Lowe’s Companies, Inc. and Dunkin’ Brands Group, Inc. He also previously served on the boards of McDonald’s Corporation, Realogy Holdings Corp., KeyCorp, and Skylark Co., Ltd.

Katherine Baicker, Ph.D. Director	Katherine Baicker, Ph.D., is the Dean of the Harris School of Public Policy at the University of Chicago. She is also a research associate at the National Bureau of Economic Research. She was elected to the Eli Lilly and Company board of directors in December 2011. Baicker received a bachelor of arts degree in economics, magna cum laude, from Yale University in 1993, and a Ph.D. in economics from Harvard University in 1998. From 1998 to 2005, Baicker was assistant professor and associate professor of economics at Dartmouth College. In 2003 was a visiting assistant professor at the University of Chicago Harris

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
School of Public Policy. From 2005 to 2007, she served as a Senate-confirmed member of the Council of Economic Advisers, in the Executive Office of the President, where she played a leading role in the development of health policy. Baicker serves on the Panel of Health Advisers to the Congressional Budget Office and on the editorial boards of Health Affairs and the Journal of Health Economics. She is an elected member of the National Academy of Medicine. She has served as a commissioner on the Medicare Payment Advisory Commission, chair of the Group Insurance Commission of Massachusetts, chair of the board of directors of Academy Health, and chair of the Social Sciences and Population Studies study section of the National Institutes of Health.

Carolyn R. Bertozzi, Ph.D. Director	Carolyn R. Bertozzi, Ph.D., is the Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology at Stanford University, and an Investigator of the Howard Hughes Medical Institute. She was elected to the Eli Lilly and Company board of directors in 2017. She completed her undergraduate degree in chemistry from Harvard University in 1988 and her doctorate in chemistry from UC Berkeley in 1993. After completing postdoctoral work at UCSF in the field of cellular immunology, she joined the UC Berkeley faculty in 1996. In June 2015, she joined the faculty at Stanford University coincident with the launch of Stanford’s ChEM-H institute. Professor Bertozzi’s research interests span the disciplines of chemistry and biology with an emphasis on studies of cell surface glycosylation pertinent to disease states. Her lab focuses on profiling changes in cell surface glycosylation associated with cancer, inflammation and bacterial infection, and exploiting this information for development of diagnostic and therapeutic approaches, most recently in the area of immuno-oncology. She has been recognized with many honors and awards for her research accomplishments. She is an elected member of the Institute of Medicine, National Academy of Sciences, and American Academy of Arts and Sciences. She has been awarded the Lemelson-MIT Prize, the Heinrich Wieland Prize and a MacArthur Foundation Fellowship, among many others.

Michael L. Eskew Director	Michael L. Eskew is the retired chairman and chief executive officer of United Parcel Service, Inc., a position he held from January 2002 until December 2007. He was elected to the Eli Lilly and Company board of directors in 2008. A native of Vincennes, Indiana, Eskew graduated from Purdue University with a bachelor’s degree in industrial engineering. He also completed the advanced management program at the Wharton School of Business. Eskew serves as the chairman of the board of trustees of The Annie E. Casey Foundation, which is the country’s largest foundation dedicated to disadvantaged youth. He also serves on the boards of directors of the 3M Corporation, IBM Corporation, and Allstate Corporation.

J. Erik Fyrwald Director	J. Erik Fyrwald joined Syngenta in June 2016 as chief executive officer. He served as chief executive officer of Univar from May 2012 until May 2016. In 2008, following a 27-year career at DuPont, he joined Nalco Company, serving as chairman and chief executive officer until 2011, when Nalco merged with Ecolab Inc. Following the merger, Fyrwald served as president of Ecolab. He was elected to the Eli Lilly and Company board of directors in 2005. From 2003 to 2008, Fyrwald served as group vice president of the agriculture and nutrition

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
division at E.I. du Pont de Nemours and Company. From 2000 until 2003, he was vice president and general manager of DuPont’s nutrition and health business. Fyrwald attended the University of Delaware, where he received a bachelor of science degree in chemical engineering in 1981. He also completed the advanced management program at Harvard Business School. Fyrwald serves on the board of directors of CropLife International, the Swiss-American Chamber of Commerce and the UN World Food Program Farm to Market Initiative.

Jamere Jackson Director	Jamere Jackson, chief financial officer of Nielsen Holdings plc, was elected to the Eli Lilly and Company board of directors in October 2016. Prior to joining Nielsen Holdings plc, he was the vice president and chief financial officer of GE Oil & Gas, drilling and surface division. He joined GE in 2004 and held a variety of leadership roles in GE Global Business Services, GE Corporate, and GE Aviation before joining GE Oil & Gas. Prior to joining GE, Mr. Jackson held several roles in finance, mergers and acquisitions, and strategic planning at Procter & Gamble, Yum Brands (Pizza Hut), First Data Corporation, and Total System Services. Mr. Jackson received his undergraduate degree in finance and business economics from the University of Notre Dame in 1990 and is a certified public accountant.

William G. Kaelin, Jr., M.D. Director	William G. Kaelin, Jr., M.D. is professor in the Department of Medicine at the Dana-Farber Cancer Institute and at the Brigham and Women’s Hospital, Harvard Medical School. He was elected to the board of directors of Eli Lilly and Company in June 2012. Kaelin received his degree in medicine from Duke University in 1982 and was a house officer and chief resident in internal medicine at Johns Hopkins Hospital. He was a medical oncology clinical fellow at Dana-Farber and a postdoctoral fellow in the laboratory of Dr. David Livingston, where he began his studies of tumor suppressor proteins. He became an independent investigator at Dana-Farber in 1992, and professor of Medicine at Harvard Medical School in 2002. He joined the Howard Hughes Medical Institute in 1998. Kaelin is a member of the American Society of Clinical Investigation (“ASCI”) and the American College of Physicians. He recently served on the National Cancer Institute Board of Scientific Advisors, the American Association for Cancer Research Board of Trustees and the Institute of Medicine National Cancer Policy Board. He is a recipient of the Paul Marks Prize for Cancer Research from the Memorial Sloan Kettering Cancer Center, the Richard and Hinda Rosenthal Prize from the AACR and a Doris Duke Distinguished Clinical Scientist award. In 2007, he was elected to the National Academy of Medicine. In 2010, Kaelin was elected to the National Academy of Sciences and was a co-recipient of a 2010 Canada Gairdner International Award. In 2012, Kaelin was a co-recipient of both the ASCI’s Stanley J. Korsmeyer Award and the Scientific Grand Prix of the Foundation Lefoulon-Delalande and was elected to the Association of American Physicians. In 2014, he won the Wiley Prize in Biomedical Sciences from the Rockefeller University and the Steven C. Beering Award from the Indiana University School of Medicine. In 2016, he won the Albert Lasker Basic Medical Research Award.

Juan R. Luciano Director	Juan R. Luciano is chairman of the board of directors and chief executive officer of Archer Daniels Midland Company. Luciano joined ADM in 2011 as

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
executive vice president and chief operating officer. He was named president in February 2014. He became chief executive officer in January 2015 and chairman of the board in January 2016. Under Luciano’s leadership, ADM has taken significant actions to deliver shareholder value through strategic growth, including investments in port facilities in Europe and South America, feed plants in the U.S. and China, and expanded sweetener production capacity in Eastern Europe. Luciano has also led ADM’s continued expansion into the ingredients business. At the same time, Luciano has spearheaded operational excellence initiatives that have significantly enhanced the company’s capital, cost and cash positions, and has led efforts to continue building the organization’s internal leadership capacity. Before joining ADM, Luciano had successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division. Luciano holds an industrial engineering degree from the Buenos Aires Institute of Technology. He is a governor of the Boys and Girls Clubs of America and serves on the board of directors for Wilmar International Ltd.
Citizenship: Argentina

Ellen R. Marram Director	Ellen R. Marram is the president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and an advisor to the firm from 2006 to 2010. Marram has been a member of the board of directors of Eli Lilly and Company since 2002. She was elected lead independent director effective April 2012. From 1993 to 1998, Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. She steadily grew revenue and earnings and nearly doubled margins as she transformed Tropicana from a Florida juice company to a market-driven, health-focused, global juice business, number one in worldwide sales and profits. During Marram’s tenure, Tropicana nearly tripled its shareholder value and was sold to PepsiCo in 1998 for $3.3 billion. From 1988 to 1993, Marram was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc. Under her leadership, the company significantly increased sales and margins and had one of the most successful new product records in the food industry. Marram’s vision and direction led to the 1992 launch of SnackWell’s cookies and crackers, which pioneered low fat snacking and is considered one of the most successful new products of the 1990s. From 1987 to 1988, Marram was president of Nabisco’s grocery division. From 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Marram is a member of the board of directors of Ford Motor Company and several private companies. She also serves on the boards of Wellesley College, New York-Presbyterian Hospital, Lincoln Center Theater, and Newman’s Own Foundation. She is a former director of The New York Times Company and Cadbury Schweppes. She is a past member of the board of associates of Harvard Business School and a past trustee of the Conference Board. She is a 1968 graduate of Wellesley College and earned an MBA in 1970 from Harvard Business School, and has received alumni achievement awards from both institutions. She was named one of the Top 25 Managers of the Year by Business Week in January 1998.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
David A. Ricks President, CEO and Director	Dave Ricks is president and chief executive officer of Eli Lilly and Company, and he has been elected chairman of the company’s board, effective June 1, 2017. A 20-year Lilly veteran, Ricks served as president of Lilly Bio-Medicines from 2012 to 2016. Previously, he was president of Lilly USA, the company’s largest affiliate, from 2009 to 2012. Between 2005 and 2009 Ricks served as general manager of Lilly Canada and then as President and general manager of Lilly China. He joined Lilly in 1996 as a business development associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada. Ricks earned a bachelor of science from Purdue University in 1990 and an MBA from Indiana University in 1996. Ricks serves on the boards of Adobe, the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Central Indiana Corporate Partnership. He is a member of the Central Indiana Community Partnership, and he chairs the Riley Children’s Foundation Board of Governors.

Marschall S. Runge, M.D., Ph.D. Director	Marschall S. Runge, M.D., Ph.D., is executive vice president for Medical Affairs at the University of Michigan, Dean of the Medical School, and CEO of Michigan Medicine. Prior to joining the University of Michigan in March 2015, he was executive dean and chair of the Department of Medicine at the UNC School of Medicine, where he was instrumental in guiding the academic and clinical leadership of the School of Medicine and the UNC Health Care System. He was also principal investigator and director of the North Carolina Translational and Clinical Sciences Institute at UNC-Chapel Hill. He was elected to the board of directors of Eli Lilly and Company in 2013. Before joining the UNC faculty in 2000, Dr. Runge held the John Sealy Distinguished Chair in Internal Medicine and was director of the Division of Cardiology and the Sealy Center for Molecular Cardiology at the University of Texas Medical Branch at Galveston. Dr. Runge earned his doctorate in molecular biology at Vanderbilt University and his medical degree from Johns Hopkins School of Medicine, where he also completed a residency in internal medicine. He was a cardiology fellow and faculty member at Harvard’s Massachusetts General Hospital before joining Emory University as an associate professor of medicine in 1989. Dr. Runge has been a physician-scientist for his entire career, combining basic and translational research with the care of patients with cardiovascular diseases and education. He is the author of over 200 publications in the field and holds five patents for novel approaches to health care.

Kathi P. Seifert Director	Kathi P. Seifert, retired executive vice president for Kimberly-Clark Corporation, was elected to the board of directors of Eli Lilly and Company in 1995. A native of Appleton, Wisconsin, she received a Bachelor of Science degree from Valparaiso University. Prior to joining Kimberly-Clark in 1978, Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She joined Kimberly-Clark as a product manager and held several marketing positions before being elected to executive vice president in November 1999. She retired in June 2004. Seifert is chairman of Katapult LLC and is a member of the boards of directors of Appvion, Investors Community Bank, Fox Cities Chamber of Commerce, Fox Cities Building for the Arts, Greater Fox Cities Habitat for Humanity and the Community Foundation for the Fox Valley Region, Inc.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Jackson Tai Director	Jackson Tai, former vice chairman and chief executive officer, DBS Group Holdings Ltd and DBS Bank Ltd, was elected to the Eli Lilly and Company board of directors in November 2013. In 1999, Tai joined DBS Group and DBS Bank (formerly the Development Bank of Singapore), one of the largest financial services groups in Asia, as chief financial officer. He served DBS as president and chief operating officer from 2001 to 2002 and as vice chairman and chief executive officer from 2002 to 2007. From 1974 to 1999, Tai was an investment banker with J.P. Morgan & Co. Incorporated. While at J.P. Morgan, Tai established the firm’s Japan capital markets business, based in Tokyo; founded the firm’s global real estate investment banking business, based in New York; served as the firm’s senior officer for Asia Pacific, based in Tokyo; and served as the firm’s senior officer for the Western United States, based in San Francisco. Tai serves as a non-executive director of MasterCard Incorporated; Royal Philips NV; and HSBC Holdings, PLC. He is also a non-executive director of the non-public Canada Pension Plan Investment Board. In the not-for-profit sector, Tai is a director of the Metropolitan Opera, a trustee of Rensselaer Polytechnic Institute, and a member of the Harvard Business School Asia-Pacific Advisory Board and the Harvard China Advisory Group. Tai received a bachelor of science degree from Rensselaer Polytechnic Institute in 1972 and a master of business administration degree from Harvard University in 1974.

Melissa Stapleton Barnes Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer	Melissa Stapleton Barnes is senior vice president, enterprise risk management, and chief ethics and compliance officer for Eli Lilly and Company. She leads Lilly’s global Ethics and Compliance function. Melissa joined Lilly in 1994 and took her current role in 2013. She has held a variety of business and legal roles including general counsel for Lilly Diabetes and Lilly Oncology. Prior to her current role, she was deputy general counsel, responsible for overseeing all global litigation and investigations as well as managing the corporate secretary’s office and specialty legal functions. She earned a Bachelor of Science degree with highest distinction from Purdue University and a law degree from Harvard Law School. In 2016, Purdue University honored Melissa with the College of Liberal Arts Distinguished Alumni Award, and she currently serves on the Purdue Liberal Arts Dean’s Advisory Council. The Ethisphere Institute recognized Melissa as an Attorney Who Matters in 2015 and 2016. The Healthcare Businesswomen’s Association named her a Rising Star in 2012, and the Indianapolis Business Journal honored her as a Woman of Influence in 2017. She serves on the board of directors for Algonquin Power and Utilities Corporation, headquartered in Toronto, and is chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers & Associations. Locally, Melissa volunteers as chair of board of the Great American Songbook Foundation and vice chair of the board for The Center for Performing Arts, as well as board and executive committee member for Visit Indy. Nationally, she is a member of the executive steering committee for the Ethisphere Business Ethics Leadership Alliance, the Corporate Ethics Leadership Council and the Healthcare Businesswomen’s Association. Melissa is a fellow with the Ethics and Compliance Initiative.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Enrique A. Conterno Senior Vice President and President, Lilly Diabetes and Lilly USA

Enrique Conterno is a senior vice president of Eli Lilly and Company and president of Lilly Diabetes. Enrique joined Lilly in 1992 and has held a range of roles in sales, finance, marketing, business development, and general management. He served as marketing and sales director for Lilly’s Peru and Brazil affiliates, as executive marketing director for the intercontinental region and Japan, and as general manager for Lilly Mexico. Enrique was vice president of the company’s U.S. neuroscience business unit and vice president for health care professional markets. He served as president of Lilly’s U.S. affiliate until he was named president of Lilly Diabetes in 2009. Enrique earned a bachelor’s degree in mechanical engineering from Case Western Reserve University and a master’s degree in business administration from Duke University. Enrique is a member of the Board of Governors at the American Red Cross, the Board of Visitors at Duke University’s Fuqua School of Business and the board of directors at the Indiana Latino Institute. Enrique also is on the board of directors at the Indianapolis Chamber of Commerce, having served as board chair in 2016.

Citizenship: United States and Peru

Stephen F. Fry Senior Vice President, Human Resources and Diversity	Steve Fry is senior vice president, human resources and diversity, for Eli Lilly and Company. Since joining Lilly in 1987 as a scientific systems analyst in Lilly Research Laboratories, Steve has held a range of roles in information technology and human resources. Following a series of managerial assignments, Steve served as human resources director for Lilly’s U.K. affiliate and then as executive director of human resources for the U.S. affiliate. In 2004 he was named managing director of the Australian affiliate, returning to the U.S. in 2007 to provide HR leadership for the global sales and marketing organization before accepting the role of vice president supporting the Lilly Bio-Medicines and Emerging Markets business units. He assumed his current role in 2011. Steve earned his bachelor’s degree in information systems from the University of Indianapolis. Steve serves on the board of trustees at the University of Indianapolis and the governance board for Make-A-Wish in Ohio, Kentucky, and Indiana.

Michael J. Harrington Senior Vice President and General Counsel	Mike Harrington is senior vice president and general counsel for Eli Lilly and Company. Since joining Lilly in 1991 as an attorney in product liability litigation, Mike has served in a number of other business and legal positions, including managing director of the New Zealand affiliate and as associate general counsel for Lilly’s operations in the Asia-Pacific region. Mike most recently held the role of vice president and deputy general counsel of global pharmaceutical operations. In this capacity, he was responsible for legal issues related to Lilly’s five global business units. Before joining Lilly, Mike was a litigator at the law firm of Baker & Daniels in Indianapolis. Mike earned a bachelor’s degree in English from Albion College and a law degree from the Columbia University School of Law. Mike currently serves as the board chair for the Indiana Repertory Theatre and the co-chair of the Civil Justice Reform Group. He is also a member of the board of trustees and executive committee of Albion College.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Jan M. Lundberg, Ph.D. Executive Vice President, Science and Technology, and President, Lilly Research Laboratories

Jan Lundberg is executive vice president for science and technology and president of Lilly Research Laboratories (“LRL”). Jan joined Lilly in 2010 as the leader of LRL, encompassing Research and the Medicines Development Unit. Prior to joining Lilly he served for ten years as global head of discovery research at AstraZeneca, where he was a member of the senior executive team. He was involved with numerous candidate drug nominations, development projects, and marketed-product support, as well as in-licensing, partnering, and acquisitions. In other previous roles, Jan served as a professor at the Karolinska Institute’s department of pharmacology in Stockholm, Sweden. He has 500 scientific publications and is a highly cited scientist with several recognition awards. He is a co-founder of Aerocrine AB, a biotech diagnostic company with exhaled nitric oxide as allergic asthma breath test. Jan earned a BSM equivalent in medicine from the University of Gothenburg and a Ph.D. in pharmacology from Karolinska Institute in Stockholm, Sweden. He was also appointed as honorary doctor of Uppsala University’s pharmaceutical faculty. Jan has served as chairman of the Ph.D. and post-doctoral program at the Karolinska Institute; on the evaluation committee for the Swedish Medical Research Council; on the executive advisory board of the Swedish Medical Products Agency Registration of New Drugs (affiliated with the European Medicines Agency); and as part of lead that generated the Innovative Medicines Initiative, a major public-private partnership in the European Union and recently the Accelerating Medicines Partnership with the NIH in the U.S. He serves on the boards of TransCelerate Biopharma, Inc., Pharma Foundation and the Indiana life-sciences initiative, BioCrossroads.

Citizenship: United States and Sweden

Susan Mahony, Ph.D. Senior Vice President and President, Lilly Oncology	Sue Mahony is a senior vice president of Eli Lilly and Company and president of Lilly Oncology. Sue joined Lilly in 2000 after more than ten years in sales and marketing roles in the United Kingdom and Europe in oncology, hematology, and cardiovascular medicine for Schering-Plough, Amgen, and Bristol-Myers Squibb. At Lilly, Sue has worked in product development, Six Sigma, marketing, and general management roles. After leading Lilly’s operations in Canada, Sue was appointed senior vice president of human resources and diversity, before assuming her current role in 2011. Sue earned a bachelor’s degree in pharmacy from Aston University in the U.K., and a Ph.D. in pharmacy in Aston’s Cancer Research Campaign’s experimental chemotherapy group. She also earned a master’s degree in business administration from the London Business School. In 2012, Sue received an honorary doctorate from Aston University. Mahony served on the board of the United Way of Central Indiana from 2010 to 2012 and has served on the Board of Directors of Park Tudor School since 2015. In December 2017, Mahony joined the Board of Directors of Assembly Biosciences, Inc.
Citizenship: United States and Great Britain

Johna L. Norton Senior Vice President, Global Quality	Johna Norton is senior vice president of Global Quality for Eli Lilly and Company. Johna joined Lilly in 1990 as an analytical chemist. She went on to hold positions with increasing responsibility in quality assurance and quality control, supporting manufacturing and process development at both Lilly facilities and with Lilly’s external manufacturing partners. Throughout her career, she has worked at multiple Lilly manufacturing sites, including sites in

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Indiana, Ireland and Puerto Rico. Prior to her current role, Johna was vice president, Quality, for Lilly’s Active Pharmaceutical Ingredient (API) manufacturing network, Puerto Rico manufacturing, and Product Research and Development. She holds a bachelor’s degree in chemistry from Gannon University and a master’s degree in analytical chemistry from Miami University. Johna serves on the board of directors for United Way of Central Indiana. In 2017, FiercePharma named Johna one of the Top Women in Life Sciences.

Myles O’Neill Senior Vice President and President, Manufacturing Operations	Myles O’Neill is senior vice president and president of Manufacturing Operations for Eli Lilly and Company. He served as senior vice president of global parenteral drug product, delivery devices and regional manufacturing from 2012 until 2017. In this role, Myles was responsible for global parenteral manufacturing, emerging markets manufacturing, drug-product contract manufacturing, packaging and distribution operations. He provided oversight for manufacturing sites in 12 countries throughout North America, South America, Europe and Asia; these sites manufacture our final parenteral products that reaches patients. Myles has worked extensively in the pharmaceutical industry, including roles at Pfizer and other major companies. His Lilly career began in 2002, when he became director of bulk pharmaceutical operations. In 2005, Myles became vice president of Indianapolis parenteral operations. He holds a bachelor’s degree in chemistry from University College Cork in Cork, Ireland, and a master’s degree in business administration through DCU, Dublin. Myles is known for his strong leadership and expertise in Good Manufacturing Practices and FDA-approved pharmaceutical manufacturing environments.

Leigh Ann Pusey Senior Vice President, Corporate Affairs and Communications	Leigh Ann Pusey is the senior vice president of Corporate Affairs and Communications for Eli Lilly and Company. Leigh Ann joined Lilly in June 2017. Prior to joining Lilly, Leigh Ann was president and chief executive officer of the American Insurance Association (“AIA”) from 2009 to June 2017. Prior to that, she served in several AIA leadership positions, including chief operating officer and senior vice president for government affairs. From 1997 to 2000, she served as that company’s senior vice president of public affairs. From 1995 to 1997, Leigh Ann served as director of communications for the Office of the Speaker of the U.S. House of Representatives, and from 1993 to 1994, she was the deputy director of communications for the Republican National Committee. From 1990 to 1992, she served as special assistant and then deputy assistant to the president for the White House Office of Public Liaison. Leigh Ann earned a bachelor’s degree in public administration from Samford University in 1984. Leigh Ann served on the board of the Insurance Institute for Highway Safety, was on the board of The George Washington Graduate School of Political Management and was a member of the U.S. Chamber of Commerce’s Committee of 100.

Aarti Shah, Ph.D. Senior Vice President, Information Technology, and Chief Information Officer	Aarti Shah is a senior vice president and serves as chief information officer of Eli Lilly and Company. She has responsibilities for global information technology, information security, advanced analytics and data sciences, and digital technology. Aarti joined Lilly in 1994 as a senior statistician and was promoted to research scientist in 1999. She became vice president for biometrics

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
in November 2009 and led three global functions: global statistical sciences, data sciences and solutions, and global scientific communications. Aarti developed and created an Advanced Analytics hub to enhance Lilly’s analytical capabilities and competencies. In 2013, she was named global brand development leader in Lilly’s Bio-Medicines business unit. She was promoted to senior vice president and became chief information officer in July 2016. Aarti received her bachelor’s and master’s degrees in statistics and mathematics in India before completing her Ph.D. in applied statistics at the University of California, Riverside. Aarti serves on the boards of directors for the Indianapolis Public Library Foundation and the Center of Interfaith Cooperation. She serves as a trustee for Shrimad Rajchandra Love and Care, a nonprofit organization focused on educational, medical and humanitarian care. In 2016, she was honored as a Woman of Influence by the Indianapolis Business Journal and was also named one of the Fierce Women in Biopharma by FiercePharma.

Christi Shaw Senior Vice President and President, Lilly Bio-Medicines	Christi Shaw is a senior vice president of Eli Lilly and Company and president of Lilly Bio-Medicines. Before she rejoined Lilly in April 2017, she had most recently served as U.S. country head and president of Novartis Corporation. Christi serves as a board member of the Biotechnology Industry Organization and an advisor to the Healthcare Businesswomen’s Association. In 2018, Christi was honored with the Health Industry Visionary Award by the Society for Women’s Health Research. In May 2016, she was presented with Eye for Pharma’s prestigious Lifetime Achievement Award for her industry thought-leadership and dedication to the needs of patients. Also in 2016, PharmaVOICE named Shaw to its 100 Most Inspiring People list, and Diversity Journal included her on its roster of Women Worth Watching. Christi has spoken at leading industry conferences on the future of health care, driving innovation to support better patient outcomes and encouraging a diverse and inclusive culture. In addition, her perspectives have been featured in Working Mother and Life Science Leader magazines. Christi worked at Lilly from 1989 to 2002 in sales and marketing roles, and she later held a series of increasingly responsible roles in the Janssen and Ethicon subsidiaries of Johnson & Johnson. She earned a Bachelor of Business Administration from Iowa State University and an MBA from the University of Wisconsin. In 2017, Shaw founded the More Moments More Memories Foundation to assist people with cancer and their caregiver.

Jeffrey N. Simmons Senior Vice President and President, Elanco Animal Health	Jeff Simmons is a senior vice president of Eli Lilly and Company and president of Elanco Animal Health. Since joining Lilly in 1989, Jeff has held a number of sales, marketing, and management positions in Elanco, including country director in Brazil and area director for Western Europe based in the United Kingdom. He was named president of Elanco in 2008. Jeff earned a bachelor’s degree in business from Cornell University. Jeff serves on the board of directors for Chiquita and serves as chairman of the International Federation of Animal Health.

Joshua L. Smiley Senior Vice President and Chief Financial Officer	Josh Smiley is a senior vice president and chief financial officer for Eli Lilly and Company. Since joining Lilly in 1995, Josh has held positions across finance, sales and marketing, and Six Sigma. His experience includes leading U.S. sales and marketing efforts to payers such as managed care organizations, Medicaid,

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Medicare and public hospitals. In addition, he was a member of Lilly’s corporate Six Sigma initial deployment and leadership team. Josh was named vice president and chief financial officer for Lilly Research Laboratories in April 2007. In June 2011, he was promoted to senior vice president, finance, and expanded his responsibilities to become corporate controller, with responsibility for worldwide financial operations. Most recently, Josh served as senior vice president, finance, and treasurer until he was promoted to CFO in 2018. Josh earned his bachelor’s degree in history from Harvard University in 1993. Prior to joining Lilly, Josh worked in investment banking and consulting. Josh is a member of the board of trustees for Butler University and the board of directors for the Eskenazi Health Foundation.

Alfonso G. Zulueta Senior Vice President and President, Lilly International

Alfonso “Chito” Zulueta is a senior vice president of Eli Lilly and Company and president of Lilly International. In this role, he oversees commercial operations for the company’s human pharmaceutical products in all markets outside of the U.S., except for China, Japan and Canada. Chito joined Lilly in 1988 and has held key senior business positions in the United States, Japan and the emerging markets. After various sales and marketing roles, he served as president of global oncology and critical care products; vice president of global marketing; vice president for the U.S. diabetes/family health/neuroscience business; president of Asian Operations; president of Lilly Japan; and president of Emerging Markets business. He was named president of Lilly International in January 2017. He received a bachelor’s degree in economics from DeSalle University in the Philippines in 1983 and a master’s degree in business administration from the University of Virginia in 1987. Outside of Lilly, Chito is a member of the board of directors for CTS, the leading designer and manufacturer of sensors, actuators and electronic components for a variety of markets. He applies his experience in international markets to help realize the future growth of CTS.

Citizenship: Philippines

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If delivering by mail:	If delivering by express mail, courier or any other expedited service:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-866-695-6078

Via Email: ARMO@GEORGESON.COM